"Exemption No.
82-1357"

Continental

02028581

Continental Aktiengesellschaft

Press Release

SUPPL

02 APR 19 AM 11:23

ContiTech Luftfedersysteme GmbH

New factory officially opened in Turkey

Hanover, April 17, 2002. ContiTech Luftfedersysteme GmbH, Hannover, has moved into a new factory in the Turkish city of Bursa (100 km south of Istanbul). The company invested around EUR1.5 million to relocate and expand ContiTech Lastik Sanayi ve Ticaret A.S., a wholly owned subsidiary.

In the last few weeks, after eight months needed for planning and construction, the close to 100 employees were transferred step-by-step to the 5,600-square-meter facility in Bursa's newly developed industrial park. The 380,000 air spring systems for buses, trucks and trailers manufactured there each year will be supplied throughout the world via the ContiTech distribution network. Numerous members of the business community and local dignitaries were on hand as Gerhard Lerch, general manager of ContiTech Holding GmbH, inaugurated the new plant.

ContiTech has been producing air spring systems in Turkey since the 1990s. In 1996 the company entered into a joint venture with a Turkish stock company, and completely took over the operation in 1999.

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ContiTech Luftfedersysteme GmbH, with a workforce of roughly 750 at three plants in Germany, Mexico and Turkey, realized sales of EUR109 million in 2001. The business unit is air spring market leader in Europe and number 2 in the world. Ist customers include the commercial vehicle manufacturers DaimlerChrysler, MAN, Volvo, Scania and Renault and the world's major axle manufacturer, BPW.

ContiTech Luftfedersysteme is one of eight business units of the ContiTech Holding (2001: 15,000 employees, EUR1.8 billion in sales). The plastic and rubber technology manufacturer is part of Continental AG, Hanover. The latter has a workforce of 65,000 employees and annual sales of around EUR11.2 billion and is one of the top ten international auto-industry suppliers.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de